Exhibit (A)(5)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MICHAEL RAFTERY, Individually	)
and On Behalf of All Others Similarly	)
Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
ROBERT B. GOERGEN, ROBERT	)
B. GOERGEN, JR., JANE DIETZE,	)
ANDREW GRAHAM, BRETT M.	)
JOHNSON, ILAN KAUFTHAL,	)
HOWARD E. ROSE, JAMES	)
WILLIAMS III, THE CARLYLE	)
GROUP L.P., CB SHINE	)
HOLDINGS, LLC, CB SHINE	)
MERGER SUB, INC., and BLYTH,	)
INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Michael Raftery (“Plaintiff”), by his undersigned attorneys, for this Verified Class Action Complaint against the above-named defendants (collectively, “Defendants”), alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Blyth Inc. (“Blyth” or the “Company”) against the members of Blyth’s board of directors (the “Board” or the “Director Defendants”), alleging breaches of fiduciary duties in connection with the proposed acquisition (the “Acquisition”) of Blyth by The Carlyle Group L.P. (“Carlyle”) through subsidiaries CB Shine Holdings, LLC (“Parent”) and CB Shine Merger Sub, Inc. (“Merger Sub,” and collectively with Carlyle and Parent, the “Carlyle Defendants”).

2. Blyth (NYSE: BTH) is a Greenwich, Connecticut-based Delaware corporation that makes and sells candles and various other delightful home fragrance products as well as a growing number of health, beauty, and wellness offerings. The Company generates its sales through a vast network of independent consultants who hold special events akin to “Tupperware parties” and also through a growing catalog- and Internet-based approach.

3. Blyth is controlled by the Goergen family, which includes Blyth insiders Robert B. Goergen (“Goergen”) and his son Robert B. Goergen, Jr. (“Goergen, Jr.”) and former Board members Pamela Goergen (Goergen’s wife) and Todd A. Goergen (Goergen’s son and Goergen, Jr.’s brother) (collectively, the “Goergens” or the “Family”). The Goergens also control Ropart Asset Management (with affiliates, “RAM”), an investment firm that also holds a major stake in Blyth.

4. Blyth and Carlyle began discussing the Acquisition this past spring, executing a confidentiality agreement on May 18, 2015. Shortly thereafter, through what was essentially a single-bidder process led by the Goergens, and unaided along the way by any financial advisor, the Company negotiated the Acquisition with Carlyle. Indeed, the Board’s financial advisor, Houlihan Lokey Capital, Inc. (“Houlihan”), did not appear until the very end and, even then, merely rendered a paid-for fairness opinion on the Acquisition price.

5. On August 31, 2015, Blyth and Carlyle announced an Agreement and Plan of Merger (the “Merger Agreement”), dated August 30, 2015, under which Carlyle, through Parent and Merger Sub, will acquire all of the outstanding shares of Blyth’s common stock for $6.00 per share through an all-cash tender offer (the “Tender Offer”) and subsequent short-form merger (the “Merger,” and with the Tender Offer, the Acquisition). In total, the Acquisition is worth approximately $98 million to Blyth stockholders. Following the Acquisition, the Goergens will remain with the Company.

6. The Tender Offer commenced on September 15, 2015 and is scheduled to expire on October 13, 2015.

7. As detailed herein, the proposed Acquisition fails under the “entire fairness” standard, which applies because of the Goergens’ control over Blyth, their interests in the Acquisition, and the lack of any prophylactic measures to safeguard against the Family’s abuse.

8. The Acquisition was reached through an unfair process plagued from the outset by the Goergens’ self-interest and complete lack of independent director involvement, the lack of any other bidders, and the general absence of any financial advisor to oversee the process or provide any ongoing advice concerning the financial adequacy of any deal. The Board members compounded their breaches by agreeing to deal protection measures that, in light of the stunted sales process, are overly restrictive. In particular, the Merger Agreement includes a “no solicitation” provision, a “matching rights” provision giving Parent four business days to match any competing offer, and a termination fee and expense reimbursement provision amounting to 4.5% of the Acquisition value which Blyth would have to pay Parent to enter into a competing transaction agreement. These provisions act in concert to forestall other companies from mounting a topping bid.

9. The Acquisition price is unfair because the $6.00 per share offer (i) does not account for the Company’s book value, on-hand cash, and prospects for success; (ii) falls far below very recent stock trading prices; and (iii) is nowhere near the $16.75 per share offer which the Company rejected not long ago.

10. The Board members further breached their fiduciary duties by failing to disclose material information in the Schedule 14D-9 (the “14D-9”) filed with the

U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2015. Among other things, the Board failed to disclose material information concerning the process, Houlihan’s financial analyses, and the Company’s financial projections.

11. Based on the Board’s breaches, Plaintiff seeks to enjoin the Acquisition or, alternatively, to rescind the Acquisition in the event that Defendants are able to consummate it.

JURISDICTION AND VENUE

12. The Court has personal jurisdiction over all parties to this action, and venue is proper in this Court. Plaintiff has consented to the jurisdiction of the Court; Blyth, Carlyle, Parent, and Merger Sub are Delaware entities; and the Director Defendants are subject to the jurisdiction of this Court by virtue of being members of the Board.

PARTIES

13. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Blyth common stock.

14. Defendant Goergen founded Blyth in 1977 and since then has served as Chairman of the Board. Goergen also served as Blyth’s CEO from 1978 until November 2013 and as its President from March 1994 to March 2004. Since 1979, Goergen has also served as a senior managing member of RAM, a private equity investment group founded and controlled by one of his sons, Todd A. Goergen, who is no longer with the Company but in the past filled numerous roles at Blyth. Goergen is Blyth’s largest stockholder—as of the 2015 Proxy Statement, Goergen owned more than 35% of the Company’s outstanding stock. Moreover, his wife separately owns an additional 8.5% of the Company’s outstanding shares and has previously held a seat on the Board that she obtained through Goergen’s actions. Due to serious alleged misconduct relating to Blyth and other entities, Goergen is currently the target of numerous lawsuits brought under state and federal laws. In its most recent proxy statement, filed with the SEC on March 24, 2015 (the “2015 Proxy Statement”), Blyth openly admitted that Goergen is “not independent.”

15. Defendant Goergen, Jr. is one of Goergen’s sons and has served on the Board since November 2013, when he became Blyth’s President and CEO. Immediately prior to that, Goergen, Jr. was the Company’s Chief Operating Officer, which he became in November 2012. Goergen, Jr. first joined the Company in 2000 and since then has served in numerous executive or managerial positions. As of the 2015 Proxy Statement, Goergen, Jr. owned nearly 15% of the Company’s outstanding stock, and his wife separately owns thousands of shares. Like his father, Goergen, Jr. is also a senior managing member of RAM. Like his father, due to serious alleged misconduct relating to Blyth and other entities, Goergen, Jr. is currently the target of numerous lawsuits brought under state and federal laws. In the 2015 Proxy Statement, Blyth openly admitted that Goergen, Jr. is “not independent.”

16. Defendant Jane Dietze (“Dietze”) has served on the Board since March 2014 and previously served on the Board from April 2012 until November 2012. Dietze serves as a member of the Board’s Audit Committee. Dietze has long been involved in the investment world, having served as a managing director of Fortress Investment Group from July 2006 until March 2012, as a general partner at NextPoint Partners, an early-stage technology venture fund, from 2004 to 2006, and as a general partner at Columbia Capital, an information technology and communications fund, from 1998 to 2004.

17. Defendant Andrew Graham (“Graham”) has served on the Board since August 8, 2013, when the Board voted to expand from seven to eight members. Graham serves on the Board’s Audit Committee and Nominating & Corporate Governance Committee. Graham is also an executive at The Forum Corporation, a global learning and development firm specializing in strategy execution for companies in a broad array of industries.

18. Defendant Brett M. Johnson (“Johnson”) has served on the Board since May 2012. Johnson chairs the Board’s Compensation Committee. Johnson is also an executive at Zealot Networks, Arizona United Soccer Club, and Benevolent Capital.

19. Defendant Ilan Kaufthal (“Kaufthal”) has served on the Board since February 23, 2012. Kaufthal chairs the Board’s Nominating & Corporate Governance Committee and is also a member of the Compensation Committee. Kaufthal is also the chairman at East Wind Advisors, a small investment banking firm that focuses on media, education, and consumer sectors.

20. Defendant Howard E. Rose (“Rose”) has long been affiliated with the Company as an executive and director for decades. Rose has served on the Board since 1998 and served as its vice chairman from April 1998 to June 2000. Previously, Rose served as Blyth’s Vice President and CFO from 1978 to April 1998 and also as its Secretary from 1993 to 1996. Despite his longstanding ties to Goergen and other members of management, Blyth holds Rose out as an “independent” director. Rose chairs the Board’s Audit Committee and also serves on the Nominating & Corporate Governance Committee.

21. Defendant James Williams III (“Williams”) has served on the Board since August 7, 2014. Since 1998, Williams has also been president and CEO of Karlen Williams Graybill Advertising, Inc., a New York-based advertising firm. Williams serves on the Compensation Committee.

22. Defendant Carlyle (NASDAQ: CG), with its numerous subsidiary and affiliated entities, is a global alternative asset manager with $193 billion of assets under management across 128 funds and 159 fund of funds vehicles as of June 30, 2015. Through a web of subsidiary and affiliated entities, including Carlyle U.S. Equity Opportunity Fund, L.P., Carlyle controls Parent and Merger Sub.

23. Defendant Parent is a Delaware limited liability company and an affiliate of Carlyle that was formed for the sole purpose of effectuating the Acquisition. Parent does not independently maintain any offices, employees, or operations of its own.

24. Defendant Merger Sub is a Delaware corporation and a wholly owned direct subsidiary of Parent that was formed for the sole purpose of effectuating the Acquisition. Merger Sub does not independently maintain any offices, employees, or operations of its own.

25. Defendant Blyth is a Delaware corporation that maintains its headquarters in Greenwich, Connecticut. Blyth makes and sells candles and other household fragrance products. Blyth was formed over 40 years ago by the Family and, according to the Company’s own public statements, has been controlled by the Goergens since its inception. Blyth is named as a defendant herein solely to provide complete relief with respect to Plaintiff’s claims.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action under Court of Chancery Rule 23 on behalf of himself and all other stockholders of Blyth, excluding Defendants and their relatives, representatives, and affiliates (the “Class”). This action is properly maintainable as a class action for the reasons set forth herein.

27. The Class is so numerous that joinder of all members is impracticable. As of August 28, 2015, as represented in the Merger Agreement, there were 16,138,413 shares of Blyth stock outstanding, held by hundreds, if not thousands, of stockholders.

28. Questions of law and fact are common to the Class, including:

a.	Whether the Director Defendants breached their fiduciary duties to the Class in connection with the proposed Acquisition;

b.	Whether other Defendants have aided and abetted the Board’s breaches; and

c.	Whether, as a result of the Director Defendants’ breaches, the Class will suffer irreparable harm.

29. Plaintiff’s claims are typical of those of the rest of the Class, and Plaintiff is not subject to any atypical claims or defenses.

30. Plaintiff is an adequate representative and will fairly represent the Class because he has the same interests as other Class members, is committed to prosecuting this action, has no conflicts of interest, and has retained competent counsel experienced in litigation of this nature.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

32. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Blyth’s Formation and Domination by the Goergen Family

33. Blyth is a Greenwich, Connecticut-based Delaware corporation that was formed in 1977 and makes and sells “an extensive array of decorative and functional household products such as candles, accessories, seasonal decorations, household convenience items and personalized gifts, as well as health, wellness and beauty related products.”

34. Blyth is controlled by the Goergens, and the Company’s own press releases have readily acknowledged as much. As of the 2015 Proxy Statement, the Family collectively owned nearly 45% of the Company’s stock.

35. The Company stated in its 2015 Proxy Statement that the Board “believes that it is currently appropriate to separate the roles of chairman of the board and chief executive officer….” However, despite admitting that neither are independent, the Board has permitted Goergen and Goergen, Jr. to remain as Chairman and CEO, respectively.

36. The Company further stated, “As executive chairman of the board, [Goergen] provides guidance to [Goergen, Jr.] and sets the agenda for board meetings, over which he presides.”

37. To create the appearance of independence on the Board, the Board selected a non-employee Board member to serve as its “lead director.” In this regard, the Board has named defendant Rose as “lead director.” However, Rose lacks independence because he worked underneath Goergen for decades at Blyth and has extensive ties with the Company and its management. Rose, who clearly lacks independence, liaises between Goergen and the remaining purportedly independent directors, and he also sets the agenda for and presides over meetings of the purportedly independent directors.

38. One particularly acute illustration of the Family’s control over the Company involves Blyth’s investment in and subsequent attempted exit from ViSalus, Inc. (together with its affiliates, “ViSalus”), a direct-to-consumer, personal health product company that offers a suite of branded weight-management products, nutritional supplements, and energy drinks to customers in the United States and Canada.

39. On November 25, 2005, the Family, through RAM, made its initial investment in ViSalus. The Goergens increased their stake over the next several years.

40. By August 2008, the Goergens, through RAM, held a significant interest in ViSalus, owning approximately 27.6% of ViSalus.

41. The Goergens sought to leverage Blyth’s greater resources to enhance their investment in ViSalus, and they also desired security for their investment. Thus, on August 4, 2008, due to the Family’s pressure and control of the Company and its Board, Blyth entered into a definitive agreement to purchase ViSalus through a complicated scheme, under which Blyth would purchase all of the outstanding membership interest in ViSalus through four closings scheduled to occur in 2008, 2010, 2011, and 2012.

42. Blyth’s obligation to carry out all four closings was in part dependent upon ViSalus achieving certain commercial benchmarks. ViSalus failed to meet some of the required benchmarks, yet Blyth, under the direction of Goergen, waived those requirements and continued carrying out its acquisition of ViSalus.

43. In October 2008, the Company completed its initial investment and acquired a 43.6% equity interest in ViSalus for $13.0 million in cash and incurred acquisition costs of $1.0 million for a total cash acquisition cost of $14.0 million.

44. In April 2011, the Company completed the second phase of its acquisition of ViSalus for approximately $2.5 million, increasing its ownership to 57.5%.

45. In January 2012, the Company completed the third phase of its acquisition of ViSalus and increased its ownership to 72.7% for approximately $22.5 million in cash and the issuance of 681,324 unregistered shares of the Company’s common stock valued at $14.6 million, of which 340,662 shares were not able to be sold or transferred prior to January 12, 2014. Due to the restrictions on transfer, the 340,662 shares of common stock that were not able to be sold or transferred were issued at a discount to the trading price. The payments in the third closing were based upon an estimate of the 2011 EBITDA pursuant to the formula in the original purchase agreement. The Company paid an additional $6.2 million in April 2012 after determination of the actual 2011 EBITDA, bringing the total third phase acquisition cost to $43.3 million.

46. On August 16, 2012, Blyth announced that the Company planned to spin off ViSalus by selling $175 million of its ViSalus stock in an initial public offering (“IPO”) of ViSalus.

47. On August 16, 2012, ViSalus filed a Form S-1 with the SEC in connection with the planned IPO.

48. On September 26, 2012, Blyth issued a press release announcing that it was cancelling the ViSalus IPO. Blyth stated that, despite ViSalus’ alleged solid financial results, the market failed to recognize the value of ViSalus.

49. Despite the market’s tepid response, Blyth continued to complete the ViSalus acquisition.

50. In December 2012, as the fourth step of the ViSalus acquisition, the Company purchased an additional 8.2% of ViSalus increasing its ownership to 80.9% for a payment of $60.5 million to the ViSalus founders and its other noncontrolling members. In addition, the ViSalus founders and the other members exchanged their remaining membership interests for a total of 8,955,730 shares of Series A and Series B Redeemable Preferred Stock of ViSalus Inc. (the “Preferred Stock”) which will become redeemable on December 31, 2017 for a total redemption price of $143.2 million. The Preferred Stock is redeemable for cash on December 31, 2017 at a price per share equal to $15.99 unless prior thereto ViSalus shall have effected a “Qualified IPO” or the holders, at their option, elect to convert their Preferred Stock into common shares of ViSalus. In January 2013, the Company made a final payment of $25.3 million to certain equity rights holders associated with the Company’s acquisition of ViSalus.

51. In total, through the ViSalus acquisition, Blyth was caused to pay the Goergens and RAM a total of at least $22 million and as much as $43.8 million (the Company’s public disclosures does not specify the “others” that were paid roughly $21.8 million).

52. Since then, RAM and the Goergens have been hit with numerous lawsuits, including one alleging violations of the federal securities laws relating to the dissemination of information surrounding the failed 2012 IPO of ViSalus and another one alleging violations under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), the federal securities laws, and numerous state laws. Indeed, Goergen is alleged to have been a major force behind extensive misconduct.

53. Two years later, as ViSalus’ financial performance soured, Blyth decided to offload control. In so doing, however, Blyth paid a heavy price, motivated by Blyth’s previously unreasonable decision to guarantee ViSalus’ obligation to redeem the ViSalus founders’ Preferred Stock.

54. On September 2, 2014, Blyth announced that ViSalus founders and other ViSalus preferred stockholders would exchange their Preferred Stock for shares of ViSalus common stock that Blyth had owned up to that point in time. As a result of the transaction, Blyth’s ownership of ViSalus would shrink from 80.9% to roughly 10%. Meanwhile, the recapitalization enabled the Goergens to increase their stake in ViSalus, as the Family owned 2.39% of ViSalus before the recapitalization and 11.44% of ViSalus immediately following the recapitalization.

55. Tacitly admitting that the recapitalization benefitted ViSalus and the Goergens more than it benefitted Blyth, Goergen, Jr. stated, “We are delighted to be embarking on a transaction that will… better position ViSalus to undertake the important business initiatives necessary to grow its business….” Given that Blyth substantially reduced its stake in ViSalus, the benefits of the transaction to ViSalus did not inure to Blyth or its stockholders.

56. As further evidence of its deference to the Family, the Board recently granted special bonuses to Goergen and Goergen, Jr. despite the fact that the Company failed to meet the pre-established requirements for earning bonuses. As specifically acknowledged in the 2015 Proxy Statement, “no bonus was earned by Mr. Goergen, Mr. Goergen Jr. or [Blyth CFO] Casey under the [Management Performance Incentive Plan].” Nonetheless, the Board awarded “discretionary bonuses” to Goergen in the amount of $90,000, to Goergen, Jr. in the amount of $140,000, and to Casey in the amount of $35,000.

Overview of Blyth’s Current Business

57. Blyth, through its subsidiaries, functions as a multi-channel company focused primarily on the direct-to-consumer market. Its primary markets include the United States, Canada, Mexico, Europe, and Australia.

58. Over the past several years, Blyth has sold off some of its businesses and business lines, including the assignment of Boca Java in February 2011, the sale of Midwest-CBK’s assets in May 2011, the sale of the Sterno business in October 2012, and the aforementioned reduction of ownership of ViSalus in 2014 from 80.9% to 10.0%.

59. As a result of this “strategic transformation,” Blyth now reports its financial results in two segments: Candles & Home Décor and Catalog & Internet. Blyth’s Candles & Home Décor segment operates through the Company’s “PartyLite” business.1 Blyth’s Catalog & Internet segment operates through the Company’s “Silver Star Brands” business.2 For the year ended December 31, 2014, Candles & Home Décor accounted for 71% of Blyth’s consolidated net sales, while Catalog & Internet accounted for the remaining 29%.

60. Through PartyLite, Blyth sells premium candles and flameless and other home fragrance products and related decorative accessories primarily in the United States, Canada, Mexico, Europe, and Australia. Since late 2014, PartyLite’s products have also been available through third parties in South Korea and Turkey.

[1]	“PartyLite” includes PartyLite Worldwide, LLC, PartyLite Gifts, Inc., and all other entities involved in Blyth’s Candles & Home Décor business.
[2]	“Silver Star Brands” includes Silver Star Brands, Inc. and all other entities involved in Blyth’s Catalog & Internet business.

61. Within the United States and Canada—which Blyth calls its “North American” market—PartyLite products are sold through a network of nearly 15,000 independent consultants, who are compensated based solely on product sales. Products are sold at in-person and online “parties” organized by the independent consultants, as well as on consultants’ websites and also on the corporate shopping website. In Europe, there are more than 25,000 active independent consultants selling PartyLite products in a similar fashion as in the North American market.

62. Blyth’s Silver Star Brands is a direct-to-consumer business that develops and markets an extensive array of decorative and functional household products, personalized products, gifts, unique food products, and health, wellness, and beauty products.

63. Silver Star Brands reaches consumers through its websites, catalogs, and direct mail campaigns through various brands owned and run by Silver Star Brands.

After Recent Restructuring, Blyth Promises Sustained Growth and Profitability

64. Blyth has undertaken numerous steps in recent years to combat macroeconomic headwinds and restore the Company to long-term profitability, including the divestitures discussed above and other internal changes detailed herein.

65. On January 13, 2015, as part of its efforts to centralize some of PartyLite’s operations and reduce duplication of functions, closing PartyLite’s

Cumbria, UK facility will result in total annualized savings of $8.0 million, or $40.0 million over the next five years, with expenses to include $1.0 million of capital expenditures and $1.2 million of miscellaneous costs (e.g., equipment upgrades).

66. On February 9, 2015, Blyth announced that its Silver Star Brands unit had acquired certain assets of Native Remedies® LLC, a direct-to-consumer e-commerce marketer of natural herbal dietary supplements and homeopathic products. Commenting on the acquisition, Goergen, Jr. said, “The addition of Native Remedies will complement our existing direct-to-consumer portfolio while enhancing our market share within eCommerce and allow us to strengthen our position in the growing Health, Wellness & Beauty segment.”

67. On March 31, 2015, Blyth informed its employees that it intends to close its corporate headquarters in Greenwich, Connecticut by the end of September 2015, when the current office lease expires, and relocate the corporate headquarters to Plymouth, Massachusetts, where the Company will occupy and share the building that is owned by PartyLite. This is a cost-saving move, although the Company did not provide any specific information about any anticipated savings.

68. As a result of these cost-cutting and profit-maximizing measures taken over the past year, Blyth has remained solidly optimistic about its prospects for growth.

69. On October 31, 2014, Blyth announced its third quarter 2014 financial results. Net sales decreased, but the Company attributed such declines to the decline in the independent consultants which the Company relies upon to sell its products. To remedy the decline, Goergen, Jr. stated, “[W]e are focusing on initiatives and promotions to grow the Consultant base, expand the geographic footprint and help PartyLite Consultants worldwide grow their businesses.” Moreover, “At Silver Star Brands, sales of our health, wellness and beauty products continue to be strong and we expect our recent launch of i.s. INNOVATIVE SOLUTIONS™, a performance line of skincare, to provide women with high quality beauty products as well as expand brand loyalty.” Goergen, Jr. also heralded the Company’s “very strong product offering.” With respect to the future, Goergen, Jr. explained, “We have implemented a number of initiatives to stabilize the North American business and return to growth. This stabilization is a work in progress and we will continue to invest in tools for our Consultants to recruit and remain engaged in this difficult economic environment.”

70. On November 3, 2014, the Company held a conference call to discuss its 2014 Q3 results, with Goergen, Jr. expounding upon what he said in the October 31, 2014 earnings release. In response to a question about the Company’s then prospects, Goergen, Jr. highlighted several things, including:

•	“We are… in the midst of very strong turnaround efforts that are taking place, both in North America and Europe. North America to a larger degree we have instituted a management change this year, and have been upgrading in the number of areas, as we seek to stabilize the topline and improve the profitability….”

•	“[Recruiting new independent consultants is] worth [our] time and effort to do it, as when we get the business moving in the right direction, again margins are very strong and sufficient and will pay us back in the long-term.”

•	With respect to Australia, “we are able to inject some new processes and new level of energy and excitement and we are able to regrow that business.”

•	Concluding, “we are optimistic and enthusiastic….”

•	“Places like the U.K. where we had a static business grow the last couple of years [w]e’re seeing an exciting resurgence right now.”

71. On March 16, 2015, Blyth announced its fourth quarter and full-year 2014 financial results. Sales in the Candles & Home Décor segment decreased because of the strengthening U.S. dollar, but profit increased in the Catalog & Internet segment because of operational efficiencies realized over the previous year. Commenting on the results, Goergen, Jr. explained that “our Catalog & Internet segment gained over prior year while [PartyLite] segment results were negatively exacerbated by the increasing strength of the U.S. dollar.…” Goergen, Jr. also cited the decline in independent consultants in certain regions. With respect to the future, Goergen, Jr. explained, “we remain focused on programs to attract and retain Consultants to rebuild our consultant base, [and] we have implemented numerous initiatives to complement our party sales through compelling eCommerce programs, striving to make PartyLite the number one social shopping experience in the 23 markets where our products are sold.” Goergen, Jr. also noted, “Consultant growth in Australia and new markets continues to be a bright spot for PartyLite as we expanded our geographic footprint by making our products available in both South Korea and Turkey.”

72. In a follow-up conference call with investors held on March 17, 2015, Goergen, Jr. sounded an even more positive message:

[W]e are in a multi-quarter turnaround, a multi-quarter revitalization of the consultant account as well as the leadership growth opportunity and we are starting to see some early indications that the future is getting brighter.

We referenced that in our press release yesterday, where we saw the first quarter-over-quarter leadership rank improvement in the low-single digits versus prior year in North America and we had not seen that for a number of years, so we have a renewed interest, excitement and energy around leadership, the earnings opportunities that have always been present that even more exciting now than ever and we are visibly seeing that in our results. So a leading indicator, if you will, of future consulting account growth starts with having more leaders and that is what we had in the fourth quarter versus the prior fourth quarter, so we do have optimism there.

73. On May 5, 2015, Blyth reported its 2015 Q1 financial results. The Company posted mixed returns due primarily to the impact of the strength of the U.S. dollar as against other currencies. As Goergen, Jr. noted:

While our Catalog & Internet segment sales gained over the prior year period, our Candles & Home Decor segment sales were negatively affected by the increasing strength of the U.S. dollar versus the euro, as well as the lower number of independent sales Consultants. Absent the adverse currency impact, we experienced year-over-year sales growth in all of our emerging markets as well as in several of our mature markets, including Germany, Austria, the U.K. and Australia.

74. Goergen, Jr. further noted that the Company had previously “anticipated” an operating profit decline because of the “uneven” global economy and the “strong dollar.” Accordingly, Goergen, Jr. explained, Blyth “initiated ambitious restructuring and gross margin improvement programs that should benefit profitability going forward.” Furthermore, Goergen, Jr. noted “growth in leadership and increased Consultant productivity” in Europe, as well as “an even stronger result in quarterly North American leadership growth,” including “year-over-year leader growth at 20%.” In short, the Company expects “a positive impact on sales later this year.” Moreover, with respect to the Catalog & Internet segment, Goergen, Jr. stated that “[t]he first quarter increase in revenue is promising” and also that the Native Remedies® LLC was “integrating seamlessly into [Blyth’s] existing business.”

75. On May 8, 2015, Blyth held its annual meeting, where it made a presentation highlighting various aspects of the Company’s business and plans for the future, including, among other things:

•	Blyth’s status as a “[l]eading designer and marketer of decorative and functional household products”;

•	New initiative “Supplement Party Plan with online presence and eCommerce,” which “has grown to over 30% of North America sales”;

•	“PartyLite continues to evolve as the retail and economic environments change and both younger and older consultants are drawn to PartyLite”;

•	Emphasis on “faster growing health, wellness and beauty products, which is targeted to grow to 50% of sales within two years”;

•	“Stabilize general merchandise brands while investing in health, wellness and beauty brands”;

•	“Focus on accretive acquisitions in existing and new product categories”;

•	“Drive sponsoring and retention at PartyLite as well as continued eCommerce initiatives”; and

•	“Capitalize on Silver Star Brands’ success with health, wellness and beauty products, eCommerce sales and strategic acquisitions.”

76. On August 6, 2015, Blyth announced its financial results for the second quarter, ended June 30, 2015. Although the Candles & Home Décor segment fell short of expectations due to lingering effects of the robust dollar, Goergen, Jr. touted that the “Catalog & Internet segment sales gained over the prior year period.…” With respect to the former segment, Goergen, Jr. explained, “Our development of a multi-channel strategy, which includes an intensified emphasis on new sponsorship, leadership development and growth in parties held, while Consultants grow their businesses through a complementary eCommerce platform, should help to reignite the Company’s sales.” Regarding the potential for profitability, “PartyLite has done an excellent job at managing costs. We have initiated ambitious restructuring and gross margin improvement programs along with more efficient promotional programs.” To that end, Goergen, Jr. explained that key metrics supported the notion that the Company’s business was beginning an upswing. Regarding Catalog & Internet, Goergen, Jr. also stated, “we expect the catalog to perform well during the remainder of the year.”

77. Blyth’s businesses are “seasonal in nature,” as stated in the 2014 Annual Report and other public filings. As the Company explained, “Our Candles & Home Décor and Catalog & Internet businesses tend to achieve their strongest sales in the third and fourth quarters due to increased shipments to meet year-end holiday season demand for our products.” Furthermore, “We expect the seasonality of our businesses to continue in the future.…” Accordingly, business will only improve as this year progresses.

78. As indicated above, Blyth has a solid business plan that has generated numerous decades’ worth of profits and has only recently faced some headwinds related not to the strength of the business model but, rather, because of the impact of the relative strength of the U.S. dollar. Moreover, and more important, the Company has undertaken numerous steps to reduce costs and increase revenues, thereby ensuring long-term growth.

79. In a surprise move (and one that raises red flags), however, on August 7, 2015, Blyth fired Ernst & Young LLP (“E&Y”), which had served as the Company’s independent registered public accounting firm.

80. That same day, the Company appointed BDO USA, LLP (“BDO”) as its independent registered public accounting firm.

81. The Company filed a Form 8-K disclosing the change in auditors on August 13, 2015.

82. The unexplained decision to fire E&Y and hire BDO flouted the clear preference just recently expressed by Blyth’s stockholders. Specifically, at the Company’s most recent annual meeting, held on May 8, 2015, over 99.3% of voting stockholders voted to ratify the appointment of E&Y as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015. Such near unanimity far exceeds the support that any of the Board members received in their bids for reelection.

The Unfair Process Leading Up to the Acquisition

83. On October 29, 2013, CVSL Inc. (“CVSL”), a company that owns and manages a unique portfolio of direct-to-consumer companies, announced that it had proposed a business combination with Blyth, under which CVSL would acquire all public common shares of Blyth for a per share consideration of $16.75.

84. The proposal was outlined in a letter the prior week from CVSL Chairman John Rochon Jr. (“Rochon”) to Goergen, Jr.

85. “A combination of Blyth and CVSL would create a powerful new force in the direct selling industry,” said Rochon. “It would be good for shareholders of both companies and good for the sales forces of both companies.”

86. “We believe this proposal represents a unique opportunity to create significant value for Blyth’s shareholders and employees,” said Rochon in the letter to Blyth.

87. “Due to the value represented by our proposal, we expect that Blyth’s board will engage in a full review of our proposal. My leadership team and I would be happy to make ourselves available to meet with you and your board at your earliest convenience,” Rochon stated.

88. On October 29, 2015, Blyth issued a press release, filed with the SEC on November 5, 2015, confirming the receipt of the offer. Blyth also stated that it had retained legal counsel as well as a financial advisor, Jefferies LLC (“Jefferies”).

89. On November 15, 2013, Blyth issued a press release stating that it had rejected CVSL’s offer, explaining, among other things, that the transaction would be partially financed by Blyth’s on-hand cash. This, of course, had no effect on the benefit of the transaction to Blyth’s independent stockholders, but the Goergens, who sought a continued interest in the Company, were not interested in a transaction that involved Blyth incurring such debt. Indeed, despite the fact that CVSL’s offer would have enabled Blyth’s stockholders to cash out for a substantial $16.75 per share, the Company (led, of course, by the Goergens) rejected the offer for self-interested reasons.

90. CVSL commented on the rejection of its offer, suggesting that the Goergens had not acted in the best interests of the Company’s stockholders. “Based on the Blyth board’s initial comments, it is not clear to us that they have a full understanding of our proposal,” Rochon said.

91. Based on public filings, neither the Goergens nor the Board considered a sale of the Company for quite some time.

92. In late 2014 to early 2015, however, the Company passively fielded inquiries from two entities concerning their interest in a potential transaction involving Blyth.

93. According to the 14D-9, in December 2014, unnamed representatives of the Company were contacted by an investment advisory firm that was acting on behalf of an unnamed private equity firm (“Firm A”), to discuss Firm A’s interest in a potential transaction involving the Company. The 14D-9 states that the Company followed up with the unnamed investment advisory firm—but does not specify how or when such follow-up occurred—and that no further discussions were held.

94. According to the 14D-9, also in December 2014, unnamed representatives of the Company were contacted by representatives of Threadstone Partners, LLC (“Threadstone”), an investment advisory firm, on behalf of a private equity firm (“Firm B”), in an attempt to determine the Company’s interest in a sale of the Company to Firm B. Following receipt of this inquiry, representatives of the Company held two in-person meetings with representatives of Firm B in order to seek further clarification of Firm B’s interest. The 14D-9 does not specify when those meetings occurred or who attended those meetings on behalf of the Company. In any event, discussions with Firm B’s representatives were clearly minimal.

95. Meanwhile, the Company discussed various financing options, including entering into a term loan agreement with GFIE, LLC, an affiliate of Goergen (the “GFIE Term Loan Agreement”).

96. In order to focus on the GFIE Term Loan Agreement, the 14D-9 states that the Company suspended what appears to have already been dormant communications with Firm B.

97. On March 9, 2015, the Board approved entry into the GFIE Term Loan Agreement and other related agreements with other parties.

98. Shortly thereafter, the Company resumed discussions with Firm B or its representatives and even executed a confidentiality agreement. Blyth’s management then “participated in a series of telephonic discussions,” but Blyth did not provide or make available any due diligence materials.

99. In early May 2015, Firm B’s representatives expressed interest in a transaction involving Blyth but then almost immediately thereafter said it was no longer interested in such a transaction. Firm B did not provide a reason, and Blyth did not inquire.

100. Throughout this period, Blyth had not retained a financial advisor, had not solicited any takeover proposals, and had not shared any due diligence materials (except through “participat[ing] in a series of telephonic discussions”) with any party concerning a potential sale of the Company.

101. On May 11, 2015, representatives of Threadstone (which had previously acted for Firm B) informed unnamed representatives of Blyth that an unnamed private equity firm had expressed a potential interest in pursuing a strategic transaction involving Blyth. Three days later, Threadstone revealed that the unnamed private equity firm was Carlyle.

102. On May 18, 2015, before the Board even learned of Firm B’s discontinued interest and Carlyle’s new interest, Blyth and Carlyle entered into a confidentiality agreement.

103. Over the next several months, Blyth admits to having “spent considerable time with Carlyle” working on the Acquisition.

104. Unlike with Firm B, following the execution of the confidentiality agreement with Carlyle, Blyth granted Carlyle and its affiliates access to the virtual data room containing business, financial, and legal due diligence information of Blyth.

105. On May 20, 2015, Carlyle submitted a preliminary indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding shares with an initial valuation within the range of $9.00 and $9.75 per share.

106. On May 29, 2015, the Board held a meeting, which was the first time the Director Defendants (aside from Goergen and Goergen, Jr.) learned about the arrival of Carlyle as a potential buyer. The Board decided to proceed negotiating the Acquisition with Carlyle (and agreeing to reimburse a portion of Carlyle’s expenses) without contacting any other buyers.

107. Thereafter, although Carlyle agreed to drop its request for exclusivity, the Board granted Carlyle de facto exclusivity by refraining from engaging in any conversations with Firm A, Firm B, CVSL, or any other company that might have had an interest in partnering with, acquiring, merging with, or otherwise engaging in a strategic transaction involving Blyth.

108. On June 23, 2015, at the direction of the Blyth Board, Blyth entered into an expense reimbursement agreement with Carlyle, under which Blyth would pay Carlyle up to $1.5 million to reimburse it for certain expenses.

109. On June 25, 2015 and June 26, 2015, unnamed representatives of Blyth’s and PartyLite’s senior management and Threadstone visited Carlyle’s headquarters to discuss due diligence of Blyth.

110. On July 28, 2015, Carlyle’s legal counsel sent Blyth’s legal counsel a draft merger agreement and other related documents. One such required document was a tender and support agreement (the “Support Agreement”) to be entered into by certain Blyth stockholders (including, most notably, the Goergens), whereby they would irrevocably support the Acquisition.

111. On August 3, 2015, unnamed members of Blyth’s management and representatives of Carlyle discussed Blyth’s recent financial performance and Blyth’s revised financial performance.

112. On August 4, 2015, Blyth’s legal counsel sent Carlyle’s legal counsel revised drafts of the merger agreement and other related documents.

113. On August 6, 2015, the Board held its first meeting since June 23, 2015 to discuss the Acquisition. At this meeting, among other things, the Board authorized management to engage Houlihan. There is no indication that the Board considered hiring any other financial advisor, including Jefferies.

114. On August 7, 2015, Carlyle sent a second indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding shares with a revised offering price of $7.00 per share. Carlyle explained that the reduction was due to Blyth’s management’s own reduction of the Company’s financial projections from previous levels.

115. On August 10, 2015, the Board held another meeting to discuss Carlyle’s reduced offer. Without consulting Houlihan (which had not yet been engaged), the Board decided to proceed with discussions with Carlyle even at its reduced per share interest.

116. On August 13, 2015, the Board held a regularly scheduled meeting which Blyth management also attended. They reviewed the results of Blyth’s second quarter and its outlook for the third quarter. Houlihan also attended “to discuss the valuation analyses that they expected to conduct,” which reveals that no such valuation analyses had yet been conducted and, thus, that no valuation analyses had been presented to the Board.

117. On August 27, 2015, Goergen, Jr. spoke with representatives of Carlyle. Those representatives stated that, in light of recent market turmoil, Carlyle was reducing its offer to $6.00 per share and that Carlyle would walk away if Blyth insisted on an offer price greater than $6.00 per share.

118. The Board met later in the day on August 27, 2015 and decided to accept Carlyle’s $6.00 per share offer and instructed its representatives to finalize the Merger Agreement and all other related documentation. Notably, Houlihan did not attend the meeting, nor did it render any absentee advice concerning the adequacy of the substantially diminished $6.00 per share offered by Carlyle.

119. On August 30, 2015, representatives of Carlyle and Blyth finalized the terms of the Merger Agreement and other related documentation.

120. Later in the day on August 30, 2015, the Board met and voted to enter into the Merger Agreement.

The Proposed Acquisition

121. On August 31, 2015, Blyth and Carlyle announced they had entered into the Merger Agreement, under which Carlyle, through Parent and Merger Sub,

will acquire all of the outstanding shares of Blyth’s common stock for $6.00 per share through an all-cash Tender Offer and subsequent Merger. In total, the Acquisition is worth approximately $98 million to Blyth stockholders.

122. The Merger Agreement was approved unanimously by the Goergen-dominated Board, which then caused Blyth to enter into the Merger Agreement.

123. Houlihan acted as Blyth’s financial advisor.

124. Goergen and Goergen, Jr., who collectively own roughly 38% of the Company’s outstanding stock, have agreed to tender their shares and support the Acquisition.

125. The Acquisition is expected to close in the fourth quarter of 2015. 126. The Tender Offer commenced on September 15, 2015 and is scheduled to expire on October 13, 2015.

The Acquisition Offers Inadequate Consideration

127. The Acquisition undervalues Blyth to the detriment of Plaintiff and the Class.

128. The $6.00 per share Acquisition price is significantly less than very recent trading prices. For example, in early July 2015, Blyth stock traded as high as $6.40 per share. Blyth’s stock regularly traded in the $7-$8 per share range earlier in the year, and its 52-week high is $10.37 per share.

129. Further, the $6.00 per share guaranteed consideration does not adequately value Blyth’s potential. Given Blyth’s numerous strategic initiatives, the consideration offered per share does not reflect the true value of Blyth’s stock.

130. The $6.00 per share is also less than Blyth’s $6.66 per share book value. 131. Moreover, considering that the Company’s cash amounts to $3.34 per share, that the Board effectively accepted $2.66 for the business model is unreasonable.

132. The Acquisition price also implies a P/E multiple that is far less than what other companies’ P/E values are.

133. The Acquisition price is also far less than the $16.75 the Company rejected on an uninformed basis and for self-interested reasons in late 2013.

134. Therefore, the Board agreed to inadequate consideration in breach of their fiduciary duties.

The Preclusive Deal Protection Measures

135. As part of the Merger Agreement, the Director Defendants agreed to certain onerous and unreasonable “deal protection” devices that operate conjunctively to make the Acquisition a fait accompli and preclude competing offers from emerging for the Company.

136. For example, the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Parent. This section further demands that the Company terminate any and all prior or ongoing discussions with other potential acquirers.

137. Further, should an unsolicited bidder submit a competing proposal, the Company must notify Parent of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine to enter into a superior competing proposal, the Merger Agreement requires that the Board allow Parent at least four business days to make a counter-offer so that the competing offer no longer constitutes a superior proposal.

138. The Merger Agreement also provides that Blyth must pay Parent a termination fee of $3,919,986 and $500,000 in expenses—4.5% of the Acquisition’s equity value—if the Company decides to pursue a competing offer, which essentially forces any competing bidder to pay a naked premium for the right to provide the stockholders with a superior offer. Meanwhile, there is no reverse termination fee if Carlyle breaches or otherwise cancels the Merger Agreement.

139. These deal protection provisions unreasonably restrain the Board’s ability to maximize stockholder value by restricting the Board from pursuing better deals. Indeed, under the circumstances surrounding the Acquisition, the limited instances in which the Board can provide the stockholders with a superior offer are too narrowly circumscribed to provide an effective “fiduciary out” for the Director Defendants.

The Acquisition Resulted from Various Conflicts of Interest

140. The proposed Acquisition resulted from various conflicts of interest. 141. Among other things, the Goergens, who dominate the Board own substantial shares of Blyth’s common stock that will vest and accelerate upon consummation of the Acquisition, thereby ensuring the Director Defendants a rich payday solely because of the Acquisition.

142. Moreover, under the Merger Agreement, at the closing of the Acquisition, all outstanding restricted stock units, even if not yet vested, will be fully vested and subject to the right to receive the merger consideration.

143. By negotiating for such personal benefits in connection with the consummation of the Acquisition, the Director Defendants placed their own personal interests before those of the Company’s stockholders thus resulting in the Acquisition being presented to Blyth stockholders at an untenable and inadequate price.

144. Carlyle has also offered the Goergens lucrative post-close employment opportunities that caused them to favor a transaction with Carlyle.

145. According to an August 31, 2015 audio presentation containing remarks from Goergen, Jr., Blyth’s management “spent considerable time with Carlyle throughout this process,” and Carlyle indicated that it “support[s] [management’s] vision for the future.”

146. Indeed, Goergen would not have endorsed any transaction where they did not retain a major interest post-close.

147. And as discussed above, the Goergens control the Board and have steered the Company into numerous questionable transactions in the past.

148. These conflicts rendered both the Board incapable of acting in the best interests of Blyth’s stockholders.

The 14D-9 Fails to Disclose Material Information

149. On September 15, 2015, in connection with the Tender Offer, the Board caused Blyth to file the 14D-9 with the SEC. In violation of their fiduciary duties, the Director Defendants failed to disclose material information in the 14D-9.

150. With respect to the process leading up to the execution of the Merger Agreement, the 14D-9 fails to disclose:

a.	Whether the Board made any attempt to contact Firm A, Firm B, CVSL, or any other party to gauge their interest in a potential transaction after receiving Carlyle’s indication of interest in May 2015;

b.	Whether, when, and with whom discussions concerning post-close role occurred;

c.	The nature of the relationship between Threadstone and Carlyle insofar as Threadstone was acting on behalf of both Firm B and Carlyle at any point in time;

d.	Whether the Board considered hiring any other investment advisors prior to deciding to retain Houlihan;

e.	The amount of remuneration received by Houlihan from Carlyle (and its affiliates) in connection with any engagement over the past three years;

f.	Whether the Board was informed of Houlihan’s historical ties to Carlyle before instructing management to engage Houlihan;

g.	The timing and extent to which Houlihan met with management prior to rendering its financial analyses on the Acquisition; and

h.	The extent to which the Board reviewed or performed any financial analyses prior to the August 30, 2015 Board meeting.

151. With respect to the financial analyses performed by Houlihan, the 14D-9 fails to disclose:

a.	For the Selected Companies Analysis, (i) the multiples observed for all companies, (ii) the input used for Blyth in ascertaining implied per share value using CY 2015 Adjusted EBITDA, and (iii) whether Houlihan performed any benchmarking analysis;

b.	For the Selected Transactions Analysis, (i) the multiples observed for all transactions, and (ii) whether Houlihan performed any benchmarking analysis; and

c.	For the Discounted Cash Flow Analysis, (i) the basis for applying a perpetual growth rate range of 1.00% to 2.00%, (ii) the definition and amount of “normalized unlevered free cash flow” for the entire projections period used, and (iii) the inputs used to arrive at discount rates ranging from 16.0% to 18.0%.

152. With respect to the financial projections created by Blyth’s management, the 14D-9 fails to disclose:

a.	Houlihan’s Adjusted EBITDA for 2015 through 2018;

b.	Normalized (or even un-normalized) unlevered, after-tax free cash flows for 2015 through 2018;

c.	For 2015 through 2018, (i) taxes (or tax rate), (ii) capital expenditures, (iii) changes in net working capital, and (iv) any other adjustments made to derive unlevered free cash flows;

d.	Whether Blyth creates such long-range projections in the normal course of business;

e.	Who from Blyth was involved in creating such financial projections; and

f.	The specific assumptions with respect to the Company’s prospects that changed from March 2015 to June 2015 and from June 2015 to August 2015.

153. This information is material and must be provided to Blyth stockholders in order to permit them to make an informed decision with respect to the Acquisition.

CAUSES OF ACTION

COUNT I

Breach of Fiduciary Duties

(Against the Director Defendants)

154. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

155. As members of the Company’s Board, the Director Defendants have fiduciary obligations to:

a.	undertake an appropriate evaluation of Blyth’s net worth as a merger/acquisition candidate;

b.	take all appropriate steps to enhance Blyth’s value and attractiveness as a merger/acquisition candidate;

c.	act independently to protect the interests of the Company’s public stockholders;

d.	adequately ensure that no conflicts of interest exist between the Director Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Blyth’s public stockholders; and

e.	evaluate the Acquisition and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Blyth.

156. The Director Defendants have breached their fiduciary duties to Plaintiff and the Class.

157. As alleged herein, the Director Defendants have sanctioned a process and price that is not entirely fair. Furthermore, the Director Defendants failed to disclose material information in the 14D-9.

158. As such, unless the Director Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

159. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against the Carlyle Defendants)

160. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

161. The Carlyle Defendants knowingly assisted the Director Defendants’ breaches of fiduciary duties in connection with the Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Acquisition, the Carlyle Defendants obtained sensitive, non-public information concerning Blyth, and thus had unfair advantages that are enabling them to pursue the Acquisition, which offers unfair and inadequate consideration. The Carlyle Defendants also offered lucrative enticements that led the Director Defendants to breach their fiduciary duties.

162. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Blyth shares.

163. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Acquisition;

C. In the event Defendants consummate the Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as the Court may deem just and proper.

Dated: September 18, 2015

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West St., 10th Floor
Wilmington, DE 19801
OF COUNSEL:	(302) 984-3800
JOHNSON & WEAVER, LLP
W. Scott Holleman	Plaintiff’s Delaware Counsel
99 Madison Avenue, 5th Floor
New York, NY 10016
(212) 602-1592

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